Filed by Aspirational Consumer Lifestyle Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Wheels Up Partners Holdings LLC

Commission File No. 001-39541

Hedgeye Fireside Chat – May 11, 2021

Participants

Jay Van Sciver, Sector Head – Industrials, Hedgeye

Kenny Dichter, Founder & CEO, Wheels Up

Eric Jacobs, Chief Financial Officer

Jay Van Sciver: Hi, I'm Jay Van Sciver and thank you all for joining us today. We are very excited to welcome the management team from Wheels Up: Kenny Dichter and Eric Jacobs, CFO. Gentlemen, thank you so much. And why don't we just get right into it? Can you guys give us a bit of an elevator pitch on Wheels Up and Kenny and Eric, maybe a bit on your background as well?

Kenny Dichter: I appreciate that. And I'll go first. It's Kenny Dichter. First off, it's great to be here and thank you for having us. This is now my 20th year in the private aviation space. The first 10 or nine were with NetJets. We created a product which was really Democratization 1.0 in our space called the Marquee Jetcard. That was 25 hours of NetJet at a time. And after a handshake with Rich Santulli, who created NetJet, and Warren Buffet, who was the owner in NetJet at the time. We worked out a deal where we could sell that exclusively. It was amazing to see how many people came into the space if you had the right bite size. And we did over $4 billion of that 25 hour card. A couple billion of fractions on top of that and a handshake in February 2001. November 2010 we ended up selling the business in full to NetJets.

So I ended up Vice Chairman over there and put the two businesses together. That was 2011. Fast forward two years, my non-compete burns off and we announced Wheels Up August, 2013, with the idea of being more Netflix than NetJets – a membership program democratization 2.0. We started with King Airs, which was a sort of a first-party business with a membership that looked like Amazon Prime and really looked to widen that pyramid focusing on flights that are one to two hours in length. 80% of private flights in the world are less than two hours. So we did an asset deal to get in the game and create the branding here at Wheels Up. And then ultimately five years later and enter Eric Jacobs, who is the CFO Deluxe. He was part of DealerTrack, which was a public company that did the digital wiring of car dealers, which allows Carvana and Vroom and others like it to exist today.

So Eric understood an analog to digital flip. We recruited him to Wheels Up the best way you could ever recruit somebody. He was a Wheels Up member. He heard, we were looking for a public gold-plated CFO and, sure enough, he joined the team three years ago and has been a great addition. But over the last two years, we've really had an amazing transformation from a King Air membership first party business to what I call the everything store, looking to be the Amazon of aviation. And we did that through a series of acquisitions. So, in the summer of 2019, we raised a round of capital with our tried and true investors, T. Rowe Price, Fidelity and Franklin Templeton. And we quickly ended up post that fundraise doing a deal with Delta Airlines. I did an off-market deal with Ed Bastion to take in Delta Private Jet and cut a long-term marketing deal between Wheels Up and Delta Airlines, where we could cross market each other's services.

So the First Class cabin, business class, the 75-80,000 top businesses, folks that have status, they would be able to work with Wheels Up. And when they had a last mile flight or something that they needed to move a Board around or whatever the need was, a Wheels Up was going to be there to finish up that ecosystem. Where First-Class stops, Wheels Up starts. On the converse side, 80% of the Wheels Up clientele flies commercially at some point during the year. So it was a great match to get this next generation of what we're doing together. I think the most important acquisition we may have done in that spree away from the cornerstone Delta deal was with an FMS, a software cloud-based called Avianis. Think about, Avianis, the way you think about DoubleClick to Google or what bookings.com did for the bed and breakfast in Europe. This software and in a light format will enable all of the safety vet and verified operators and airplanes to come on to our system.

And as easy as it is to book on Open Table, book a restaurant reservation, that's how easy it should be to book a digital flight on Wheels Up moving forward. To ensure that we hired Greg Greeley as our Chairman of Marketplace. Greg was 18 years at Amazon. He was on Jeff's hip when they created Amazon Prime, ran European expansion, and then went over to be the President of Airbnb and retired from Airbnb this summer. And we're lucky to have Greg as the Chairman of our Marketplace. And if you're following Wheels Up on Google alerts we hired Vinayak Hegde. Vinayak was Greg's number two at Airbnb. He spent time at Groupon and 12 years at Amazon. These two fellows are uniquely positioned to build out that Wheels Up digital marketplace that the Avianis software enables. But we did four other acquisitions to take us from a first party asset business to a second party aircraft management, which is other people's assets and our ability to schedule them when they're not using them.

That would be Gamma Signature, which was our backend. That would be Mountain Aviation, the largest operator of supermids in the country. And that would be TMC, the largest floating fleet of light jet. So when we started Wheels Up, it was a King Air membership model. Five years post that 2019, we became the everything store and really, really exciting times in the crisis. Of course, we saw a demand pickup in May, June. We published our numbers, but we really saw the business take off in a way that was accelerated several years by the pandemic because private flying for certain people where it was a luxury or a nice to have became essential. And we're seeing that addressable market really come our way. With that said, I'll hand it over for a couple of bullets, Eric Jacobs, to give you a little idea of what he saw when he signed up to become our CFO Deluxe. And Eric's got a great view of the business. So without further ado, Eric Jacobs.

Eric Jacobs: Thanks Kenny. Thanks Jay. So look I joined for the marketplace opportunity. I had seen it in retail auto, which was probably five to 10 years behind other industries. And private aviation is behind retail auto. This ability to have transparent pricing, dynamic pricing essentially be able to click on a couple of clicks and actually book a private aircraft air flight is something that hasn't been done before at scale. And that when you combine the front end and the brand that Kenny and team put together with our ability to go more asset light/asset right over time really creates some interesting dynamics for this industry which I wanted to be a part of.

Kenny Dichter: Yeah. And I would just say for the SPAC story, because I know we were talking about it before we jumped on the broadcast. We chose an operator's operator to partner with as a SPAC partner, Ravi Thakran the Aspirational Consumer Lifestyle folks (ASPL). They have great experience in Asia. Ravi was the Chairman of LVMH Asia. His partners, Mark and Lisa, a lot of experience with big brands. And you think about the funding of that SPAC in part by LVMH proper, L Catterton, which is L Capital and Catterton partners to form L Catterton. Scott Dahnke the CEO there, a great friend. And we wanted to choose people that could help us. And the way Ravi positioned the SPAC was, “Hey, we're looking for great brands that want to have a bigger presence over in Asia” and as Eric and I have agreed for investors that are behind us, this is a global opportunity to connect millions of people, millions of consumers, and tens of thousands of aircraft at scale, using Avianis in the middle to power a two-sided marketplace. And the great news is nobody in our space in position to do it. It's a winner take most opportunity. And we couldn't be more excited about where we are and positioned to that opportunity.

Jay Van Sciver: You know, picking up on that when you rattle off all of those names and brands, you have a tremendous number of very highly qualified people working with you for a company of your size. I think it's surprising when people engage with it. Can you talk a bit about your corporate culture, what you've built and some of the people you've brought in in the past year, some of the new managers?

Kenny Dichter: We're in the hospitality business, that happens to be at 35,000 or 45,000 feet. So it's really important that we treat our employees and this is a thousand pilots and a thousand non-pilots, rough, like rock stars, because ultimately if you treat your employees like rock stars, they're going to treat the members and they're going to treat the customers like rock stars. So we definitely feel like there's a very team-oriented try to set up a platform where we're helping people self-actualize and become the best versions of themselves. So that's going on while we're also setting up a culture of, we bring in new talent, a meritocracy, you talked about the last year. Of the top 15 managers in the firm, eight or nine of them are inside the last year. I'll give you a few examples. Eric is old veteran at three years and you have Tom Bergeson.

We sleep well at night because Tom was the Deputy Commander of CENTCOM for the last few years. Before that he ran the Korean peninsula for the Air Force, 2,000-3,000 flights a day, 20 countries coordinating that. To have General Bergeson an Air Force pilot with 35 years of service to come in and be our COO and head of operations flight ops…you couldn't have a better person that's got global scale perspective that was playing table stakes every day taking care of our members. We hired Gail Grimmett. She came with the Delta acquisition, Gail ran investor relations for Delta. She ran revenue management. She's now running member experience for Wheels Up. Ed Bastion thank you for donating or having Gail work with us and having her come along with the acquisition to make sure everything with Wheels Up and Delta float. She's doing a great job for us.

You have Stephanie Chung who was running President of JetSuite, a small competitor. Stephanie's the number one black executive in our space. Stephanie's running an area called growth. Inclusion is critical. We want everybody to be, feel like they're invited to the Wheels Up party. Stephanie is doing a great job working with people of color as it relates to members, the gay and lesbian community, everybody is welcomed to be a Wheels Up member. And we hired Stephanie as a senior member of our executive leadership team to make sure that we were making everybody having an invite and being able to interface with Wheels Up. That's true democratization. We brought in a new Chief Legal Officer, Laura Heltebran. Francesca Molinari is our new Chief People Officer. I could go on and on. I talked about Greeley and Vinayak on the digital side. Ken Napolitano has done a bang up job. Ken worked with Mike Bloomberg, ran enterprise sales for Bloomberg. He's running our sales. So these are, these are people all within the last year or two.

Jay Van Sciver: Oh, it's a, it's an amazing crew put together. And I think even when you just reach out and you first contact the firm, you just get that sense of there's a lot of talent, a deep bench. Can you go through a little bit as to how Wheels Up is different from say, local operators who kind of rent out jets on a third-party basis and how you think you can really push private aviation forward? I don't want to use overused terms like revolutionize or whatever, but how you're really taking this industry to the next step.

Kenny Dichter: The first thing is I think having the kind of scale that we have the partnership with Delta, I think when I think about small and midsize players, and I think about analog brokers, Wheels Up has an opportunity to disintermediate the whole analog broker business in the way the stock business that sort of E-Trade and Ameritrade early on were able to take out the folks that were selling stock at 6 cents a share, digitize it, automate it, organize it. We're seeing now Robinhood, a second, a third level democratization.

Wheels Up can do to the private aviation business, what these firms did in financial services. And when I think about small and medium sized shops, they just don't have the budget to sell a market and deliver in world scale. I think Eric will have a couple of bullet points on utility and efficiency here on how being a national player now and a global player tomorrow density is our friends and ultimately every small and medium sized operator out there. If they have good planes, good pilots, and can meet our safety vet and verify story, they will be great third-party sellers on our marketplace. So there's a place for everybody in the Wheels Up ecosystem. Eric, why don't you take a bullet or two there on the how the whole comes together.

Eric Jacobs: The key for us is to reduce or eliminate the repositioning flights. That's where you can bring down the price for your customer and still garner those higher margins. And if you think about what Uber and Lyft did to the black car industry, or to use another broker analogy, what StubHub did to the ticket brokers, there's lots of opportunity for us to take cost out of the equation in an inefficient market. And it doesn't mean that the operator has to make any less money who's delivering, whether it's us or a third party, it's really just using data analytics technology to operate at scale. And that's the key for us.

Kenny Dichter: Yeah. And I would also say Eric, just to double click on what you said about Uber. You know, one thing that Garrett Camp and Travis Kalanick figured out early was that the American car was parked 23 hours and 30 minutes a day. So there was a tremendous amount of latent capacity out there. The average plane, the average business jet in America, is parked 23 hours, 40 minutes a day. So there's so much frame capacity out there for us to unlock. And again, as Eric said, if we can eliminate the repositioning leg, I guess, in the car service space, it used to be even 10 or 15 years ago, garage to garage pricing, now it's point to point pricing. And that's really what we're after here with Avianis and our scale and our brand.

Jay Van Sciver: I'm picking up on that. What are the elements of your competitive strategy that you think are the most critical to executing on that vision? I think FMS is clearly a piece of that. Maybe just, how do you stay a step ahead of competitors and block out would be new entrants and really secure your position within the market?

Kenny Dichter: Well, I think the good news is we're the only player with the kind of scale that we have here today. And we're already using that scale to our advantage. I think it's making it incredibly easy. When I think about technology in our space, I think about ease of use and simplicity and transparency. This was once an opaque space. So what do we need to do? We need to have an effective strategy, which we're already executing on. We have 1,500 planes, safety vetted and verified in our third party marketplace. We're creating technology that makes it really simple for an operator – could be Topeka, Kansas, could be San Diego, California, Seattle, Washington, or Roanoke, Virginia to put up their asset availability in real time. So we have a real-time availability and feasibility digital platform to deliver there. Eric, why don't you jump in and throw a couple of bullets on top on top of that, as it relates to our position and where we're going to to solidify that position?

Eric Jacobs: Yeah. It's scale and technology. We've been able to, as I've said before, Kenny did a great job and the team has done a great job building a brand. So we're one of the few players in the space that really has a brand, the assets, the foundation, the technology, the scale to deliver. We're already the number one on demand player in the space. And we're really just getting started. This is early innings of an extra inning baseball game. And as we start building out the supply, having confidence that we can deliver at scale on the supply, we're going to start cranking up front end of the business even more. And that's the key, it's making sure we can deliver all that with the right customer service from a challenge perspective, that's where we really have to make sure we're doing appropriately.

Kenny Dichter: Yeah. And we, and we've set up a tremendous, we have a trusted brand. If I learned anything from Warren and the Berkshire crew, and they were a great crew, it's good faith and credit. And at the end of the day, we have good faith and credit, not only on the ground and when people transact with us, but you have to have good faith and credit at 35,000 feet with your customers. And, you know, with the most important assets, which is their colleagues and their family. So again, I think we put together a great foundation. I think the big unlock for us is technology. And the big unlock is globalizing this opportunity. And we're in early innings, as Eric likes to say, early innings of an extra inning baseball game. For full disclosure, I'm going to my first game. I'm going to the Mets tonight against the Orioles.

Jay Van Sciver: Nice, good to get out. I'd love to do something like that, looking forward to it. Let me shift gears a little bit, cause this is all, it's supposed to be a little bit, you know, the back and forth. So a couple of areas of concern for investors. One is managing the evolution from being more of an asset-based carrier, starting out with mostly King Airs and then shifting to more of an asset-right framework. How do you manage that transition? How do you think about being kind of a blended operator slash service provider? Are there conflicts there? Does that help or hurt?

Kenny Dichter: It absolutely helps. I think about Amazon when we're thinking about roadmap. I mean, Bezos and his team went for 10, 12 years on just books. That was the first party business, very difficult, but they built a brand. They built their reputation, they built their customer service and they had built a wonderful set of O&O businesses, but the real fun with what Amazon's created first off, they're the best party logistics company in the world. We're endeavoring to be the best third-party logistics company in aviation. And maybe we want to move that to yachts, and maybe we want to move that to villas, but ultimately we want to be a great third party logistics company. First party is critical to that. Second party, which we acquired the ability to manage other people's assets off our balance sheets, but have scheduling control. That's a very, very powerful part of our business.

It's more asset light than asset heavy. And then of course, the third party, which is, again, if we're on that Amazon analogy, how important are those third-party sellers to Amazon? You put all of that together. You know, maintenance could end up being … we'll do maintenance for our stuff for a second and third party, and then we'll do it for the rest of the world when we have capacity. So there's so many different opportunities for us to be total aviation, full ecosystem. Eric, you can hit me on bullets to continue the thought there, but we think the first party is critical, but think about multiples. We price the equity in a very fair way. Eric, 1.8 times forward revenue, 2022 revenue. We think as we get asset righter and asset lighter, you know, marketplaces have bigger multiples than that in the world. And that's really what we're playing for. How do we effectively blend in that third, second and first party into one ecosystem that looks a lot more like Airbnb than it does one of the traditional players. Eric.?

Eric Jacobs: Yeah, no, I think you hit on a lot of the key points there, Kenny. I think we're asset, right? You can't have enough aircraft for the busy peak days that you have to be able to go off fleet and we've done so in a way that we make sure we maintain the same level of quality service. And we do that through right now a lot of brute force, but ultimately that's where Avianis and the technology comes into play. And when I joined three years ago, 85% of our of our trips were on fleet. And now if you fast forward to the end of 2020 we did essentially 45% off fleet while still maintaining a high level of customer service, high core retention. So we've already started that transition and we're proving out that we can do it. And it's just that that really allows you to scale the business over time.

Kenny Dichter: Yeah. And I would say Eric, as you mentioned, retention in our membership program, folks that are spending $25,000 a year or more, we are retaining them, and this is in the S-4, 89.6% of the time. We're very proud of what we've done in retention. We think we can improve on it over time. But that good faith and credit and the trust that we have, we're going to build on it as we go into second and third party. And as you talked about earlier, Jay, that culture is going to allow us to extend this brand and this offering in a global way.

Jay Van Sciver: So the, the other concern that we hear from investors periodically is on the changes to the private aviation taxation. And maybe there was some pre-purchase of a service at the end of last year. Can you provide a little background or quantification around that and why it's probably not at the scale that should be of much concern?

Kenny Dichter: Well, I would just say, look the trend is your friend here. Private aviation. McKinsey did a study in January before the COVID crisis. And what they found was that 90% of people and businesses in America that had private aviation money or means were not yet flying privately. So, to me, if you could simplify this transaction, you've got to a very, very big addressable market coming your way. I think what happened as it related to the government and some adjustments that they made as it related to stimulating travel and giving some tax breaks there was a 7.5% tax break given to people that purchase travel services in 2020, it's gone away. Was there a little bit of acceleration in November and December as it related to people putting deposits down? Yes. That's the best thing that could ever happen to a business like ours, even if you add a little pull forward, because the people have money on account, they're eventually going to spend it. So I didn't look at that as a very pronounced story. I'm going to let Eric give you his view there, but I looked at that as very positive, and I would just say as it relates to what we do and, and what that means going forward, it gives us tremendous revenue visibility, the next four to six quarters. So I look at that as a very big positive Eric, why don't you give him an answer from the CFO's perch.

Eric Jacobs: Yeah. We sold $520 million of blocks in 2020, and that'll roll off over the next a year or so. So that's great visibility for flying. We sold 10% of our members of our overall membership in December. So that bodes well for future flying. About half our members buy a block, half don’t. So we're seeing people generally fly less, but more people flying. And as things come back to normal, we expect to see an uptick in corporate travel and there's really no international travel. And so it's just really, if you think about three legs of the stool where we're really just moving people around and it's slightly longer stage lengths, but they're not, it's not your typical travel. So we're, we're very upbeat and optimistic about, as things return more to normal, your typical flyers are going to be flying more as well. And we've now introduced a whole bunch of new people. And as Kenny likes to say, I don't like to steal his lines because he always delivers them better, but we are the last step before LaGuardia. So now people generally, they try private and they tend to stick with it. And as we've seen in our history, people tend to start with the King Air, then work their way up because they really get hooked and how it really changes their lives and it's time well spent.

Kenny Dichter: Yeah. And I would just say for the folks on the Zoom, when Eric's talking about that $520 or $530 million, I don't know the exact number, Eric of what we published in terms of blocks for 2020 that's money that people give us in advance of the service rendered. We don't recognize that revenue until that revenue hits, which is why that gives us visibility. So that's a deferred revenue line. It's great to have their capital. It's great loyalty that they're showing us, but we don't recognize that revenue, which is why Eric views that and I do the same as great visibility. At Berkshire Hathaway, they're in the insurance business. They like to call that negative working capital. So it's a great feature of our business model.

Jay Van Sciver: And selling that much in the middle of the pandemic isn't the worst thing either. Let me ask what the eventual TAM is for Wheels Up, you're serving this, you know underutilized or under-developed market. What's the eventual TAM, what is the underserved part of the market that you guys are most excited about? And are there any adjacencies that you guys see that you can, you can sort of slide into on alongside it?

Kenny Dichter: Sure. Well, when I got into the space 20 years ago. Fractional jet ownership, the TAM was under a hundred thousand people in businesses that could play. When we developed Marquis Jet 2001 to 2010, probably opened it up to a couple of hundred thousand people in businesses. Now we look at the TAM in a very, very different way than we looked at it back in the traditional, the old economy. We look at wealth, sort of the $1 to $5 million net worth player, the 17.9 million people in America that are in that category. There's a hundred thousand businesses that do $10 million and up. So we look at that TAM as a giant number. There's plenty of people on the Zoom that could take four or five people and go from New York to Nantucket today or Litchfield, you'd go to Bradley airport in Hartford and go to the Vineyard….that could be $500 to $600 a seat. If you take the King Air and you divide it by the number of people that are on there that's competitive with Jet Blue from LaGuardia to Nantucket on a per-seat basis. So we look at anybody that could fly privately once, twice, three times a year and spend $10, $12, or $15,000. They're a private flyer and there's 18, 17.9 million of them with a net worth between $1 and 5 million. I think that group is as you move up pyramid, there's going to be folks in that group once they get comfortable with our product, once they use our sharing capability and our by the seat capability, which are all technology unlocks, we think the addressable market from the traditional space 10, 20, 50X, 100X, you can call it whatever you want. It as good as we are as segmenting and productizing, a private aviation. When Uber came into the space, 2008/2009, it was a $10 or $12 billion taxi limousine, black car business. It's now a couple of hundred million, a couple of hundred billion, let me get that right. So that's how we feel about the TAM. I think, again, it goes back to scale and unlock and being able to utilize sharing, utilize by the seat. And I think it's a much bigger addressable market than it is today. What was part two? You asked me a second.

Jay Van Sciver: Are there any adjacencies you guys see?

Kenny Dicther: Some incredible natural adjacencies. We published a couple of them, three of them in our S-4 PIPE deck. The first one is the yachting business. If there's anything more opaque than airplanes, it's yachts, I don't even know. I'm supposed to know, know where these are and what's going on in the world. I couldn't tell you what's live in the Caribbean today. If I wanted to jump on an airplane and go find a boat for three, four days, I couldn't tell you where the boats are. It's an analog broker system. It's a double broker system. It's all on abacuses and yellow legal pads. I think if somebody and Wheels Up is endeavoring to want to organize, automate that space, I think that's a natural adjacency for us. I don't think their frequency, people aren’t going to be taking yachts the way they take airplanes, but if we can get a trip or two a year from a good percentage of our membership, it'll be a very worthy story for us.

The villa space on a high end, it's also a disorganized highly analog, call your broker in the Hamptons and see if there's a rental. I want to have that business on Wheels Up. And I think that we have the clientele and we'll have the technology. I think that the adjacencies are just going to come our way because we have the customer and we have that customer's trust and good faith and credit. So that's how I feel about adjacencies. I think we could go on and on, but I think we'd start with talking about those two as natural.

Eric Jacobs: Yeah. And just, just, creating experiences and our partnership with Aspirational and the brands associated with LVMH are opportunities for us as well to create really unique step for our families.

Kenny Dichter: Eric, I would be remiss if I didn't talk about Inspirato and I know that we just double hit and double clicked on that partnership Brent Handler, and they've been, they've been great partners at Inspirato and we're a great source of action for them. The Wheels Up member has been a great source of booking on the Inspirato platform. And that's an example of a great partnership.

Jay Van Sciver: Shifting gears a little, when you guys are in the deal process, what did you rely on for thinking about valuation whether it be looking at comps that I guess to be more highly valued, like Uber or some other different metrics you could use, how did you think about that given that there aren't businesses that look exactly like you, but there are a lot of industries that have gone down the path you're taking private aviation now?

Kenny Dicther: Yeah. I'm going to answer the front end of it. And I'm going to have Eric answer the backend. The front end is I knew going into the public markets. And again, we were coming with public investors, T. Rowe and Fidelity had been with us five years. Franklin joined us two years ago. You know, we've always had public like investors NEA has been with us awhile. Keith Ferguson, who helped arrange this, Keith retired from TimesSquare Capital. We pulled a Rob Gronkowski and we brought him back out of retirement to come advise us on strategy. First we start with the brand. So I look at companies like Ferrari and Porsche and other brands that have gone public or have a public aspect to them. And I knew that we had that sort of foundational base that this really was an emerging lifestyle brand.

And then Eric can give you a little bit more about how we approach the value. We want it to be really conservative because our philosophy on investors is every time we value the company we want to make sure that when we're shaking hands with new investors, we can get them some great return. We talked about the revenue multiple arbitrage, which is we'll get rewarded greatly if we can go from asset first party, second party, third party. If we can fade the business more to a third party marketplace-looking business more Airbnb than an airline, I think that will be rewarded in a great way. I'm going to have Eric cover some of the fundamentals as it goes there. But again, we've got a great brand on top of the business. That's moving to that third-party marketplace digital marketplace business. And again, I'm really proud of where we got to here, but Eric, you can lay out a couple of the philosophical thoughts as we value the business of where this thing could go.

Eric Jacobs: Yeah. So I think the foundation was that we had a public company investors and obviously we have done several rounds and acquisitions. And so we wanted to create a fair entry point for folks. So I mean, the uptick from our last set of deals and rounds was not that significant. It was around 30%. So that was part of the thinking, as well as, looking at marketplaces. I mean, we are gross revenue business, not net. We think over time when you kind of look at our margin, so the margins on a net business are going to be higher, but when you kind of look apples to apples and you sort of look at us and some of the public comps on an Uber with what their margins would be, we think we can over time compare favorably to other marketplace peers from a margin perspective and on a gross basis.

And we're less capital intensive. That's one of the things we've invested in the foundation of the business. Our cap x over the next several years is like 2% of revenue. We're not doing this on the back of buying a bunch of new aircraft. We'll be strategic when we need to take on aircraft. If you look at our TMC acquisition, great example, we were able to acquire 26 aircraft with 20 to 22 of them were actually purchased with no debt on them. Essentially paid $1.5 million per aircraft when you kind of factor in what we paid for the business. And, we're able to charge more for those aircraft than we would for a King Air. And we've essentially went from being 15% of their business when we acquired it to now we're about 85, 90% of their business as we've moved from wholesale to retail driving incremental margin. So, yeah, we'll be strategic when we take on aircraft, but we're not we're not capital intensive as much as we were when we first started.

Jay Van Sciver: And one of the things I think that I just want to hit on again, is the flight management software portion of it. And how you can, basically, if I remember correctly was something like 10 or 15% share in the category in which you operate, is that right? And how do you think about, I think Collins is a competitor in that market. How do you think about taking share how much share do you need to really get an edge in third party? And how does that position you in your marketplace? From an information advantage?

Kenny Dicther: I'm going to take the first part and then I'm going to hand it to Eric. On the first question, of course, there’s competitors that create SaaS product, it's not a big SaaS market out there in private aviation or business aviation for the software. We're actually kind of repurposing the software sure we’ll sell you the SaaS model and we've continued the Avianis classic business. But what we want to do is create an Avianis free that we can give to all the operators in the world. And why do we have a major competitive advantage is because not only did they take our software, we give them demand in exchange for them plugging this software in. So again, without them spending sales or marketing money, they have an unbelievable salesforce and brand Wheels Up is representing them. Should they be able to hit our safety vet and verify metrics and be able to get on that software.

So while the other softwares are just selling SaaS and looking for revenue from operators, we're flipping the pitch there and saying, we'll give you our software. You give us your real time availability and feasibility, and now we've got a real deal. With that said, Eric is going to give you some of the next level analytics because what we are also doing besides moving these folk’s assets around in a more effective way than they could do it without us, because we're bringing demand to the table. Eric likes to talk about that next level set of analytics that come with the Avianis software. So Eric I'll hand the mic to you.

Eric Jacobs: Yeah, I think it's key to realize we're an open platform. The game for us is not to win every operator on our system so that we can sell them software. As Kenny said, we'll offer an Avianis Lite, free version, if we need to, whatever we need to do to get them to publish that inventory to us, and they can still utilize any other platform they want. We think there's advantages. And Kenny said from the data analytics that we've developed very sophisticated tools that help us run our business. And we're embedding some of that into the Avianis suite of products so that they can offer it to their customers. And we're investing in that technology. So there's a lot of investment that we're going in. We already thought when we analyze the space, it was the best platform in the space and we're making it that much better. So we think there's lots of reasons that an operator will choose the platform. Kenny touched on a bunch of them.

Jay Van Sciver: So maybe just to wrap up here, what is the, what are the next few dates we should be paying attention to you, all your registration will go effective and you'll close. Roughly when are we looking at for those events?

Kenny Dichter: I'm going to pass it to Eric there. But we got a couple of things coming up. I know Eric, you can touch on the first quarter. At some point we're publishing what we did in the first quarter. I think that Eric can give you some color on where we are in the SPAC process, which is closing the public deal. And again, we're trading as ASPL today, but being a brand guy, to get New York stock exchange and have a two letter symbol “UP”, I mean, come on as Ralph Lauren said, you know, 90% of the company is the person hitting the polo, you know what I mean? UP is a tremendous ticker for us. And we couldn't be more proud to have a two ticker symbol. It's like that's unbelievable, but Eric can give everybody a little bit of color there on what's some of the upcoming dates are what you should be looking for. And I always like to say for anybody listening in here, if you want some more information about the Wheels Up program, and you want to learn more about it as a potential customer just let us know. And we'll make sure you're connected to the right people, but Eric wanted to run through some of those things.

Eric Jacobs: Sure. So we just we filed our first amendment to our S-4 in response to sort of the first round of SEC comments. So we're in that process. And so you've seen the first update there. The first quarter financials for Aspirational will go stale sort of May 17th. So either we do a filing right before that, or our next filing, after that, we'll update with our first quarter numbers. We indicated on our last call, we're still thinking sometime in June probably looking more towards the latter part of June that we'll hopefully be able to kind of have this thing wrapped up and going and trading. So that's sort of the timeline that we see now. And as Kenny mentioned well, trading on the New York stock exchange under UP.

Kenny Dichter: I would say, Eric also, I know you and I were proud on April 15th when Delta filed their 10-K and we were marked in Delta's book at $210 million they were carrying their Wheels Up investment. They marked it to $520 million. So Eric, they put a lot of pressure on us. We gotta deliver.

Jay Van Sciver: I don't doubt that you will do it. Thank you gentlemen so much for joining us. Again, I would encourage you, I think it is true, when you to reach out to Keith and your firm as an investor you are surprised at the reception you will get. You have a very talented team there. I look forward to becoming a customer of your new yacht adjacency. All right, gentlemen, thank you so much for joining us. And I hope to talk to you again soon. Thanks.

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Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Wheels Up Partners Holdings LLC, a Delaware limited liability company (“Wheels Up”), and Aspirational Consumer Lifestyle Corp., a Cayman Islands exempted company (“Aspirational”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Aspirational’s securities, (ii) the risk that the transaction may not be completed by Aspirational’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Aspirational, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of that certain Agreement and Plan of Merger, dated as of February 1, 2021, as amended on May 6, 2021 (the “Merger Agreement”), by and among Aspirational, Wheels Up, KittyHawk Merger Sub LLC, a Delaware limited liability corporation and a direct wholly owned subsidiary of Aspirational, Wheels Up Blocker Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Aspirational, the Blocker Merger Subs (as defined in the Merger Agreement) and the Blockers (as defined in the Merger Agreement), by the shareholders of Aspirational, the satisfaction of the minimum trust account amount following redemptions by Aspirational’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Wheels Up’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Wheels Up and potential difficulties in Wheels Up employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Wheels Up or against Aspirational related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of the Aspirational’s securities a national securities exchange, (xi) the price of Aspirational’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Aspirational plans to operate or Wheels Up operates, variations in operating performance across competitors, changes in laws and regulations affecting Aspirational’s or Wheels Up’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Aspirational’s Annual Report on Form 10-K, as amended, the registration statement on Form S-4 discussed below and other documents filed by Aspirational from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Wheels Up and Aspirational assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Wheels Up nor Aspirational gives any assurance that either Wheels Up or Aspirational or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Wheels Up and Aspirational. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Aspirational filed a registration statement on Form S-4 with the SEC on March 15, 2021, as amended on May 6, 2021 which includes a document that serves as a prospectus and proxy statement of Aspirational (the “proxy statement/prospectus”). A definitive proxy statement/prospectus will be sent to all Aspirational shareholders. Aspirational also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aspirational are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by Aspirational through the website maintained by the SEC at www.sec.gov.

The documents filed by Aspirational with the SEC also may be obtained free of charge at Aspirational’s website at https://www.aspconsumer.com or upon written request to #18-07/12 Great World City, Singapore 237994.

Participants in Solicitation

Aspirational and Wheels Up and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Aspirational’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.